Exhibit 1.1

TecHome Builder Magazine Selects Pivotal as High-Impact Product of the Year

Major industry award underscores Pivotal’s strong momentum in the homebuilding industry

FOR IMMEDIATE RELEASE

Vancouver, B.C. — May 3, 2005 — Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises, and a subsidiary of CDC Corporation, today announced that Pivotal Homebuilder Front Office is the only enterprise-caliber CRM system selected as a TecHome Builder Magazine High-Impact Product of the Year.

TecHome Builder Magazine is a market-leading publication providing focused editorial content on home electronics and operational software/technology products for homebuilding business management. The magazine is also the official publication of the tecHOMExpo at the annual International Builders Show and TecHome Builder Conference and Expo. The TecHome Builder High-Impact Product of the Year Award recognizes products that have the greatest impact, either financially by saving or making money, or operationally by helping to guide builders to a new level of service. Selections were made in two categories: Home Technology and Information Technology — based on the feedback of TecHome Builder Magazine readers and a committee made up of top homebuilders and systems integrators.

“During our search for High Impact Products of the Year, we asked our readers to put forward the systems that are making the most positive improvements in the way they operate their businesses and serve customers,” said Jason Knott, editor-in-chief, TecHome Builder Magazine. “When the results came in, Pivotal Homebuilder Front Office stood out as a winning product backed by a company with a strong commitment to advancing the technologies available to the homebuilding community.”

Considered the CRM system of Choice by America’s Top Homebuilders
With two of the top six largest homebuilders in the United States as customers, Pivotal Homebuilder Front Office is considered the CRM system of choice by America’s top homebuilders. It is the only CRM software system designed specifically to handle the complete marketing automation, lead management, sales automation and customer care cycles of volume homebuilders — from the first point of interest on a Website through the complete sales cycle to the handling of service and warranty requests years after a home is purchased. Built on an enterprise-class, Microsoft-based platform, it offers industry-specific functionality, while still providing the flexibility to support each homebuilder’s unique business processes and operations. It also features extensive integration to Microsoft Office, including Microsoft Outlook, a user friendly interface, and integration to back-office systems including Oracle/PeopleSoft.

According to Jonathan Smoke, CIO, Beazer Homes, “I give a lot of credit to the Pivotal people for their willingness to invest their time and energy with us and the homebuilding industry as a whole. It’s reflected in their product; I don’t think there are any products that can compare to Pivotal, at least in the customer-facing space, that support the homebuilding industry.”

A Momentous Year

Over the past year, Pivotal has gained considerable momentum in the market, including:

• New customer wins such as Beazer Homes, Grand Homes and Standard Pacific Homes;

• An alliance agreement with New Home Technologies (a consortium of the top 35 US homebuilders) to jointly raise the acceptance of new technologies among homebuilders;

• Product enhancements including the addition of new productivity tools and integration support for popular ERP systems including Oracle/PeopleSoft;

• A major presence at top industry events including the International Builders’ Show in Orlando, Florida and the upcoming PCBC 2005 Conference in San Francisco.

• The addition of seasoned executives to the Pivotal team including Steven Lewkowitz as professional services director, homebuilders. Lewkowitz, formerly of PeopleSoft, brings more than 20 years of experience working in and with homebuilders and the technologies specifically designed to address their requirements.

According to Bruce Cameron, general manager, homebuilding, Pivotal, “Pivotal has achieved considerable momentum during the past year as a result of our dedication and focus on providing solutions to meet the specific sales, marketing and customer care requirements of America’s high volume homebuilders. We are thrilled that TecHome Builder’s readers along with a committee of top homebuilders and systems integrators have chosen Pivotal as a company that is making a strong and positive impact in this market.”

To find out more about Pivotal Homebuilder Front Office, visit http://www.pivotal.com/products/realestate/pivotal.asp or come see us in person at PCBC (Booth 7341, North Hall). See an exclusive demo and learn how Pivotal Homebuilder Front Office can help align your business processes to deliver a better customer experience and create customers for life. For more information on the conference please visit: http://www.pcbc.com/.

About Pivotal Corporation

Pivotal Corporation, a software unit of CDC Corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to allow a client to efficiently manage their customer relationships and provide targeted marketing and customer service, the ability that the use of Pivotal software will make it easier for clients to respond in a timely, intelligent manner to the needs of the client’s customers, and the ability of Pivotal software and services to produce meaningful increases in revenue, margins and customer loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to extract customer preferences from custom reports generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Contact

Leslie Castellani	Craig Clark
Tel: 604-699-8151	Tel: 604-699-8536
Email: lcastellani@pivotal.com	Email: cclark@pivotal.com

Copyright Information

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.